FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Named a Leader in Enterprise Mobile Management	2.

Document 1

  NEWS RELEASE
September 30, 2014

FOR IMMEDIATE RELEASE

BlackBerry Named a Leader in Enterprise Mobile Management

BlackBerry achieves the highest score in the “Strategy” category

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that it has been named a “Leader” in The Forrester Wave™: Enterprise Mobile Management, Q3 2014.1

Forrester Research, Inc. evaluated BlackBerry along with 14 other of the most significant mobile device management vendors. BlackBerry earned the highest score in Strategy as well as Global Presence, and tied for the top ranking in Market Presence, which considers revenue, install base and partners. In addition, BlackBerry received the highest possible score in 12 of the 27 criteria measured by Forrester, including Network Security, Future Vision, and Support.

According to Forrester Research, “As other vendors have rushed to offer competitive alternatives to BlackBerry’s platform, the company has had to reinvent itself around the characteristics that made it a Leader previously - and its strong commitment to enterprise mobility and security has paid off.”

“Security is our cornerstone and BlackBerry remains laser focused on developing and delivering the solutions enterprises around the globe have come to expect from us,” said John Sims, President, Global Enterprise Services, BlackBerry. “Our mobility solutions are in government agencies and enterprises around the world because customers trust the experience we’ve built over the decades. With current and future BlackBerry offerings, we will leverage our experience in security to create solutions that meet the evolving needs of our customers, from cross-platform support for BYOD programs to the management of Internet of Things.”

Forrester Research also noted in the report, “Continued investments in collaboration applications and a strong vision that incorporates a strategy for Internet of Things management and automotive support have placed BlackBerry in a Leader position.”

Today BlackBerry is the dominant mobile device management (MDM) leader with more customers than its top three competitors combined. Since the EZ Pass migration program launched on March 31, 2014, 3.4 million new BlackBerry Enterprise Service 10 (BES10) client access licenses have been claimed by customers worldwide. More than 840,000 of these licenses have been traded in from competitors’ MDM platforms.

To achieve this position and increase the value that BlackBerry brings to customers, the company continues to make investments and expand beyond MDM capabilities into other value-added services. Recent highlights of this strategy include:

•
The acquisition of Movirtu, a provider of virtual identity solutions. Movirtu’s technology allows multiple numbers to be active on a single device in order to improve device management and provide split billing for voice, messaging, data and applications.

•
The launch of BBM Protected, the first solution in the eBBM™ Suite for secure enterprise-class messaging. This service brings regulated industries the most secure and reliable real-time mobile messaging experience in the industry by offering an enhanced security model for BBM messages sent between BlackBerry smartphones.

•
The establishment of the BlackBerry Technology Solutions (BTS) business unit. This group comprises of the company’s innovative technology assets, including QNX (embedded software), Project Ion (Internet of Things application platform), Certicom (cryptography applications), and Paratek (RF antenna tuning), as well as BlackBerry’s extensive patent portfolio. BTS will focus on the company’s long-term growth strategy on the Internet of Things and will maximize BlackBerry’s intellectual property and patents to create operational synergies and new revenue streams.

[1] Forrester Research, Inc. " The Forrester Wave™: Enterprise Mobile Management, Q3 2014, " by Christian Kane and Tyler Shields, September 30, 2014.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
Sarah Burt
Manager, Public Relations
sburt@blackberry.com
519-597-5606

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465
###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 30, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer